Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated December 13, 2006
Relating to Preliminary Prospectus Dated December 1, 2006
Registration Statement No. 333-137272

Obagi Medical Products, Inc.

                This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated December 1, 2006 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-137272) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1375247/000104746906014915/a2173844zs-1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by Obagi Medical Products, Inc.:	4,000,000 shares

Common stock offered by selling stockholders:	1,350,000 shares (excluding option to purchase 802,500 additional shares to cover over-allotments).

Common stock to be outstanding after this offering:	21,799,183 shares

Initial public offering price per share:	$11.00

Net proceeds to Obagi Medical Products, Inc.:	Approximately $38.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Net Proceeds and Use of Proceeds:

The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $14.00 per share.

As a result, rather than the expected use of proceeds set forth in the Preliminary Prospectus, we currently expect to use our net proceeds from this offering as follows:

We are required by our Credit Agreement to use a portion of our net proceeds from this offering to repay approximately $35.0 million of our outstanding indebtedness to Merrill Lynch Capital. We intend to use the remainder of such net proceeds for general corporate purposes.

Pending their use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments. We believe that our net cash provided by operating activities and existing cash and cash equivalents will be sufficient to fund our operations for at least the next two years.

Pro forma and pro forma as adjusted consolidated balance sheet data:

Based on the initial offering price of $11.00 per share, as of September 30, 2006:

•      on a pro forma basis, cash and cash equivalents would have been approximately $46.5 million, working capital would have been approximately $51.5 million, total assets would have been approximately $89.2 million and total stockholders’ equity (deficit) would have been approximately $(12.4) million; and

•      on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $11.5 million, working capital would have been approximately $16.5 million, total assets would have been approximately $53.0 million and total stockholders’ equity (deficit) would have been approximately $(13.6) million.

Pro forma and pro forma as adjusted capitalization:

Based on the initial offering price of $11.00 per share, as of September 30, 2006:

•      on a pro forma basis, additional paid-in capital would have been approximately $39.5 million, total stockholders’ equity (deficit) would have been approximately $(12.4) million and total capitalization would have been approximately $77.1 million.

•      on a pro forma as adjusted basis, additional paid-in capital would have been approximately $39.5 million, total stockholders’ equity (deficit) would have been approximately $(13.6) million and total capitalization would have been approximately $40.8 million.

Dilution:

Based on the initial public offering price of $11.00 per share our pro forma net tangible book value (deficit) as of September 30, 2006 was approximately $(23.4) million, or $(1.07) per share of common stock and our pro forma as adjusted net tangible book value (deficit) after this offering would have been $(24.7) million, or $(1.13) per share, as of September 30, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $37.2 million to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $12.13 per share to new investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 18.3% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 83.2% of the total consideration paid for our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (718) 242-8002.